Exhibit 99.1

Contact:        Philippe BARQUET    +33.6.70.48.61.28

New study shows that Extending Prophylaxis

With Clexane® / Lovenox® (enoxaparin sodium injection) to 5 Weeks is More Effective than 10 days

For Reducing the Risk of Venous Thromboembolism (VTE)

in Acutely ill Medical Patients With Reduced Mobility

-   EXCLAIM is the first international study to show that extended thromboprophylaxis reduces VTE risk in acutely-ill medical patients with a statistically significant 44% -

Paris, France, July 8, 2007 - Sanofi-aventis announced today the results of the EXCLAIM (EXtended CLinical prophylaxis in Acutely Ill Medical patients) study, which showed the benefit of extended prophylaxis in acutely ill medical patients with reduced mobility by demonstrating the superiority of 5 weeks course of prophylaxis with Clexane®/Lovenox® compared to 10 days regimen with a statistically significant 44% reduction in venous thromboembolism (VTE) events (Deep Vein Thrombosis and / or Pulmonary Embolism). The findings were presented at the XXIst ISTH Congress (International Society on Thrombosis and Haemostasis) in Geneva, Switzerland.

Acutely ill medical patients are at high risk of VTE. The benefit of thromboprophylaxis with enoxaparin (10+/- 4 days) has already been demonstrated in this patient population and is considered as the standard regimen(1). Nonetheless clinical practice suggests that the risk of VTE may continue beyond 10 days(1) particularly in patients with reduced mobility. The efficacy and safety of extended prophylaxis in this medical population had never been assessed although it has been demonstrated for several high-risk surgical patient populations(2;3) and therefore recommended by international guidelines(4).

The objective of EXCLAIM study was to assess the superiority of enoxaparin prophylaxis given for 28+/- 4 days versus placebo, both following an initial treatment with enoxaparin for 10+/- 4 days, to reduce VTE events rate. The primary efficacy endpoint was the incidence of asymptomatic deep-vein thrombosis (DVT), symptomatic DVT, symptomatic pulmonary embolism (PE), or fatal PE during the double-blind period.

The statistically significant 44% relative risk reduction in VTE events observed for extended-duration prophylaxis with enoxaparin vs. placebo for the primary endpoint (2.8% vs. 4.9%; p=0.0011) was associated with a reduction in symptomatic VTE by 73% (0.3% vs. 1.1%; p=0.0044) and asymptomatic proximal DVT by 34% (2.5% vs. 3.7%; p=0.0319). No statistically significant differences were observed for symptomatic pulmonary embolism (PE) or fatal PE. The statistically significant relative risk reduction of VTE observed with enoxaparin at 38 days was maintained at 90 days (3.0% vs. 5.2%; p=0.0015).

Victor F. Tapson, MD, Professor of Medicine, Director, Center for Pulmonary Vascular Disease, Division of Pulmonary and Critical Care, Duke University Medical Center, Durham, NC, and a lead investigator of the EXCLAIM study said :”What the trial results showed is that patients do not leave their risk for VTE at the door when they leave the hospital. With continued prophylaxis, Lovenox statistically significantly reduced the risk by 44% in acutely ill medical patients with prolonged immobility.”

In comparison with placebo, the rate of major bleeding was statistically significantly higher in the extended enoxaparin arm (0.6% vs. 0.15%, p=0.019), but the overall event rate was low. There was no difference in all-cause mortality between extended enoxaparin vs. placebo at 6 months (10.1% vs. 8.9%; p=0.18).

“EXCLAIM is the first study to assess the benefit of extended thromboprophylaxis in acutely ill medical patients with reduced mobility and to demonstrate the clinical benefit of 5 weeks enoxaparin treatment versus 10 days in this patient population” said Professor Russell Hull from the University of Calgary, Canada and Chair of the Steering Committee for the EXCLAIM study “Similarly to the initial demonstration of the benefit of thromboprophylaxis for acutely ill medical patients, first established by the MEDENOX trial, the EXCLAIM study should be a landmark trial in advancing the standard of care of patients at high risk for VTE and it further establishes enoxaparin as a reference treatment for VTE prophylaxis in acutely ill medical patients”.

About EXCLAIM

The EXCLAIM trial is the first international, multicenter, prospective, randomized, double-blind, placebo-controlled study. It enrolled 5,105 acutely-ill patients with recent reduced mobility in 20 countries, comparing extended-duration (28±4 days) venous thromboembolism (VTE) prophylaxis with enoxaparin, a low-molecular-weight heparin (LMWH) with the standard regimen of enoxaparin (10±4 days) for the prophylaxis of VTE.

Patients recently immobilized for up to 3 days with level 1 mobility (total bed rest or sedentary patients) or with level 2 mobility (with bathroom privileges) with age > 75 years or history of VTE or diagnosis of cancer and predefined acute medical illness were randomized to received enoxaparin 40 mg subcutaneously once daily for 10±4 days and were then randomized to receive the same enoxaparin regimen or placebo for an additional 28±4 days.

The steering committee followed the Data Safety Monitoring Board (DSMB) suggestion that in addition to level 1 mobility patients to re-define the inclusion criteria by adding on level 2 mobility patients inclusion criteria : Age >75 years, or prior VTE or diagnosed cancer.

The objective of the Exclaim study was to assess the superiority of enoxaparin prophylaxis given for 28+/- 4 days versus placebo, both following an initial treatment with enoxaparin for 10+/- 4 days, to reduce VTE events

The primary efficacy endpoint was the incidence of asymptomatic deep-vein thrombosis (DVT) detected by routine standardized ultrasonography, symptomatic DVT, symptomatic pulmonary embolism (PE), or fatal PE during the double-blind period. Secondary efficacy endpoints include the incidence of VTE at 3 months and the incidence of mortality up to 6 months after enrolment.

The primary safety endpoint was major hemorrhagic complications during the same period.

About venous thromboembolism (VTE)

Venous thromboembolism is a general term used to describe the formation of a blood clot (thrombus) that blocks a vein. This may occur in any part of the venous system, but the most common manifestations are deep-vein thrombosis (DVT), usually in the leg, and pulmonary embolism (PE).

VTE is also a common complication among acutely-ill medical patients who have recently been immobilized, a population of medically-ill patients at particularly high-risk for VTE.

About Clexane® / Lovenox® (enoxaparin)

Lovenox® is a unique chemical entity in a class of antithrombotic agents known as low-molecular weight heparin (LMWH). The no. 1 selling low-molecular weight heparin in the world, Lovenox® is obtained by alkaline degradation of heparin benzyl ester and is about one-third the molecular size of unfractionated heparin. Lovenox® is the most widely studied LMWH, with 20 years of use in the treatment of 185 million patients in 96 countries.

Its clinical applications are linked to its antithrombotic properties. It is used to inhibit clot formation in venous and arterial vessels to prevent potential acute or chronic complications of venous or arterial thrombosis. As with all anticoagulants, the most frequently reported side effect with Lovenox® is bleeding. Clinical indications for Lovenox® may vary from one country to another.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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1. Samama.New England Journal of Medicine.Sept.1999

2. Bergqvist New England Journal of Medicine March 2002/ Vol 346, N°13

3. Hull, Ann Intern Med.2001; 135:858-869

4. Geerts.Chest.2004